28 November 2023 Mesoblast Limited (MSB) Results of Annual General Meeting Held 28 November 2023 In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), we advise details of the resolutions and the proxies received in respect of each resolution as per the attached report. All resolutions were passed and decided by way of a poll. Release authorized by the Chief Executive. Yours faithfully Niva Sivakumar Company Secretary

LINK Market Services

# MESOBLAST LIMITED

## RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Tuesday, 28 November, 2023

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

| Resolution Voted on at the meeting | | | Proxy Votes (as at proxy close) | | | | Total votes cast in the poll (where applicable) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **No** | **Short Description** | **Strike Y/N/NA** | ***For*** | ***Against*** | ***Discretionary (open votes)*** | ***Abstain*** | ***For*** | ***Against*** | ***Abstain ***** | ***Result*** |
| 02 | ADOPTION OF THE REMUNERATION REPORT | N | 149,477,371<br>93.88% | 8,305,115<br>5.22% | 1,440,491<br>0.90% | 1,272,057 | 155,330,428<br>94.17% | 9,618,269<br>5.83% | 1,274,057 | Carried |
| 03 | AMENDMENT TO THE CONSTITUTION | NA | 224,442,048<br>98.44% | 2,048,454<br>0.90% | 1,503,898<br>0.66% | 1,716,180 | 230,183,413<br>98.77% | 2,857,390<br>1.23% | 2,650,383 | Carried |
| 04A | RE-ELECTION OF MR PHILIP FACCHINA AS A DIRECTOR | NA | 217,094,196<br>95.28% | 9,294,475<br>4.08% | 1,463,285<br>0.64% | 1,858,624 | 223,557,605<br>95.68% | 10,102,411<br>4.32% | 2,031,170 | Carried |
| 04B | RE-ELECTION OF MR WILLIAM BURNS AS A DIRECTOR | NA | 140,979,534<br>61.87% | 85,530,397<br>37.54% | 1,337,935<br>0.59% | 1,862,714 | 146,975,404<br>62.86% | 86,853,068<br>37.14% | 1,862,714 | Carried |
| 05A | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DR SILVIU ITESCU IN CONNECTION WITH HIS LONG-TERM INCENTIVE REMUNERATION FOR THE 2023/2024 FINANCIAL YEAR | NA | 137,170,523<br>86.44% | 20,188,991<br>12.72% | 1,332,046<br>0.84% | 1,812,474 | 142,406,440<br>86.61% | 22,012,840<br>13.39% | 1,812,474 | Carried |
| 05B | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DR SILVIU ITESCU IN LIEU OF 30% OF BASE SALARY | NA | 151,612,638<br>95.22% | 6,277,596<br>3.94% | 1,339,430<br>0.84% | 1,274,370 | 156,973,939<br>95.16% | 7,983,445<br>4.84% | 1,274,370 | Carried |
| 06A | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DR ERIC ROSE IN CONNECTION WITH HIS LONG-TERM INCENTIVE REMUNERATION FOR THE 2023/2024 FINANCIAL YEAR | NA | 136,735,754<br>86.17% | 20,611,324<br>12.99% | 1,337,930<br>0.84% | 1,819,026 | 142,150,101<br>86.46% | 22,262,627<br>13.54% | 1,819,026 | Carried |
| 06B | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DR ERIC ROSE IN LIEU OF 30% OF BASE SALARY | NA | 151,748,972<br>95.35% | 6,034,788<br>3.79% | 1,366,438<br>0.86% | 1,353,836 | 157,309,827<br>95.41% | 7,568,091<br>4.59% | 1,353,836 | Carried |
| 07 | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO NON-EXECUTIVE DIRECTORS | NA | 131,439,612<br>82.92% | 25,680,553<br>16.20% | 1,394,242<br>0.88% | 1,989,627 | 136,526,295<br>83.13% | 27,715,832<br>16.87% | 1,989,627 | Carried |
| 08 | APPROVAL OF PROPOSED ISSUE OF OPTIONS TO DIRECTOR, DR PHILIP KRAUSE | NA | 137,744,446<br>86.65% | 19,833,046<br>12.48% | 1,388,538<br>0.87% | 1,538,004 | 142,975,561<br>86.91% | 21,542,566<br>13.09% | 1,713,627 | Carried |

Printed: 28/11/2023 This report was produced from the Link Market Services Meeting System Page 1 of 2

ANNUAL GENERAL MEETING Tuesday, 28 November, 2023 MESOBLAST LIMITED Short Description For Against For Against Abstain ** As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda. Resolution Voted on at the meeting Total votes cast in the poll (where applicable) Abstain Result Discretionary (open votes) No Strike Y/N/NA Proxy Votes (as at proxy close) RESULT OF ANNUAL GENERAL MEETING (ASX REPORT) 190,886,855 21,511,0719,587,17909 RATIFICATION OF ISSUE OF SECURITIES TO INSTITUTIONAL INVESTORS 1,446,027 21,507,994 8,563,242 184,487,236 4.78%95.22% Carried 94.85% 4.40% 0.74% NA ** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item Printed: 28/11/2023 Page 2 of 2This report was produced from the Link Market Services Meeting System